UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File Number: 0-18706
CUSIP Number: 091826107
NOTIFICATION OF LATE FILING
(Check one)   ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☒ Form 10-Q       ☐ Form 10-D       ☐ Form N-SAR       ☐ Form N-CSR
For Period Ended: December 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
                                    Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Black Box Corporation
Full Name of Registrant
N/A
Former Name if Applicable
1000 Park Drive
Address of Principal Executive Office (Street and Number)
Lawrence, PA   15055
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   ☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Black Box Corporation (the “Company”) did not file its Quarterly Report on Form 10-Q for the quarter ended December 30, 2006 by the required filing date and such Form 10-Q will not be filed on or before the fifth calendar day following the required filing date. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended December 30, 2006 as soon as practicable.
As previously announced, the Audit Committee of the Board of Directors of the Company, with the assistance of outside legal counsel, is conducting an independent review of the Company’s historical stock option grant practices and related accounting for stock option grants. At this time, the Audit Committee has not completed its assessment, and its review of such practices is continuing. That investigation currently includes all stock option grants since 1992, including an examination of option grants that could affect the historical financial statements for all of the fiscal years and fiscal quarters contained in the Company’s most recent annual report on Form 10-K for the fiscal year ended March 31, 2006 and its Forms 10-Q for the fiscal year ending March 31, 2007.
Although the Audit Committee’s review is ongoing, the Company believes that it will need to record additional non-cash charges for stock-based compensation expense relating to certain stock option grants. The Company has not yet determined the aggregate amount of such expense or the periods in which such expense would be recorded. Accordingly, the Company has not yet determined whether it will need to restate the financial statements contained in its most recent annual report on Form 10-K for the fiscal year ended March 31, 2006 or those contained in its Forms 10-Q for the fiscal year ending March 31, 2007. Further, the Company has not determined, in the event of any such restatement, which historical financial statements may need to be restated, the magnitude of any such restatement or the tax impact that may result. The Company currently expects, however, that any such restatement would not have a material impact on Fiscal 2007 earnings.
Under these circumstances, the Company will delay the filing of its Form 10-Q for the quarter ended December 30, 2006. As soon as practicable following the completion of the Audit Committee’s review, the Company will file its Form 10-Q for the quarter ended December 30, 2006 and any necessary restatements and amended filings.
Consequently, the Company continues to express caution with respect to investors’ ability to rely on its historical financial statements until the Company can determine with certainty whether a restatement will be required and, if so, the extent of any such restatement and the periods affected.

This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 including those that involve risks and uncertainties related to the review by the Audit Committee, a potential restatement of the Company’s financial statements, the filing of a delinquent report on Form 10-Q and the potential filing with the Securities and Exchange Commission of necessary restatements and amended filings. Any forward-looking statements contained in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by the fact they use words such as “should,” “anticipate,” “estimate,” “approximate,” “expect,” “target,” “may,” “will,” “project,” “intend,” “plan,” “believe” and other words of similar meaning and expression. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Although it is not possible to predict or identify all risk factors, they may include the timing of the completion and results of the independent review of the Company’s stock option grant practices by the Audit Committee. We can give no assurance that any goal, plan, date or target set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael McAndrew	724	873-6925
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters described in Part III above, the Company cannot make such determination at this time.

Black Box Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Black Box Corporation

Date: February 9, 2007	By:	/s/ Michael McAndrew
Michael McAndrew
Chief Financial Officer, Treasurer and Principal Accounting Officer

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